Mail Stop 4561

February 6, 2008

Mr. David J. Hegarty
President and Chief Operating Officer
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts   02458

> **Re: Senior Housing Properties Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-15319**

Dear Mr. Hegarty:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief